                                                         Filed by aaiPharma Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                Subject Company:  aaiPharma Inc.
                                                     Commission File No. 0-21185

                                                Subject Company:  CIMA LABS INC.
                                                     Commission File No. 0-24424

         In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. ("aaiPharma") and CIMA LABS INC. ("Cima") are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima's website at www.cimalabs.com or upon written request to Cima at its address indicated above.

         aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima's stockholders in connection with the proposed transaction is set forth in Cima's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these persons is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

         Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

         Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

         Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and Cima's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

                          AAIPHARMA AND CIMA ANNOUNCE
                          MERGER TO CREATE A LEADING
                           SCIENCE-BASED, SPECIALTY
                            PHARMACEUTICAL COMPANY


-------------------------------------------------------------------------------


                                AUGUST 5, 2003

FORWARD LOOKING STATEMENTS                                            [GRAPHIC]

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.


In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.


[AAIPHARMA LOGO]                       2                            [CIMA LOGO]

TODAY, WE ANNOUNCED A MERGER THAT ALLOWS
STRATEGIC ACCELERATION AND VALUE CREATION
--------------------------------------------------------------------------------


                    aaiPharma                   CIMA




Creating a dynamic science-based, specialty pharmaceutical company based on:


[ ]      Established, diversified and growing base of proprietary brands

[ ]      Substantial R&D platform, sales force and manufacturing capabilities

[ ] Market-leading drug delivery technologies that create differentiated products

[ ]      Strong and flexible financial position


                                       3

(AAIPHARMA LOGO)                                                     (CIMA LOGO)

COMPLEMENTARY STRENGTHS
--------------------------------------------------------------------------------

aaiPharma                                                                CIMA


    Robust Product                                Market-Leading
      Pipeline                                   ODT Technologies

     Successful Base                              Established Core
     of Acquired and                                of Partnered
     Improved Brands                                  Products
     and Technologies

  Strong R&D Knowledge,                            Proprietary Product
    Growing Sales and                                  Pipeline and
  Marketing Capabilities                        Manufacturing Capabilities

    Intelligence on                                     Unlevered
  Product Acquisition                               Capital Structure
    Opportunities



                                       4

(AAIPHARMA LOGO)                                                    (CIMA LOGO)

DYNAMIC VALUE CREATION                                                [GRAPHIC]


                                MERGER BENEFITS

- Ability to apply CIMA orally disintegrating tablet (ODT) drug delivery technologies to aaiPharma products

- Multiple platforms create broad services offering and formulations powerhouse

-        Better exploit enabling technologies and diversify revenues

-        Preeminent capability in drug delivery technology

-        Expedites commercialization of proprietary products

-        Enhanced R&D capabilities

-        Expanded manufacturing capacity

-        Strong cash flow and balance sheet


[AAIPHARMA LOGO]                       5                            [CIMA LOGO]

                          BUT FIRST, A LITTLE BIT MORE
                                  ABOUT CIMA

WHO IS CIMA?                                                          [GRAPHIC]


- Profitable specialty pharmaceutical company that develops and manufactures branded prescription and OTC products for partners based on proprietary orally disintegrating tablet (ODT) technologies


[AAIPHARMA LOGO]                       7                            [CIMA LOGO]

WHY ODT TECHNOLOGIES?                                                 [GRAPHIC]


-        Benefits for pharmaceutical companies

         -        Life cycle solution for branded Rx products

         -        Product line extension and differentiation

         -        Branded generics for specialty companies

-        Benefits for patients

         -        Easier to take medicine

         -        Perceived faster acting

         -        Patient-preferred


[AAIPHARMA LOGO]                       8                            [CIMA LOGO]

CIMA'S STRATEGY                                                       [GRAPHIC]


-         PARTNER-FUNDED COLLABORATIONS

         - Developing/manufacturing products for pharmaceutical company partners

         - Collaborations have driven CIMA to current stage of development: 3 branded prescription and 3 OTC brands

         -        12 signed partner-funded collaborations

-         PROPRIETARY PRODUCTS

         - Initiative aimed at retaining greater economic value of products CIMA develops

         -        Currently developing 5 proprietary products


[AAIPHARMA LOGO]                       9                            [CIMA LOGO]

PARTNER PRODUCT COLLABORATIONS                                        [GRAPHIC]


-        Astra Zeneca: Zomig-ZMT

-        Bristol-Myers Squibb: Tempra FirsTabs

-        Novartis: Triaminic Softchews

-        Organon: Remeron SolTab

-        Schwarz Pharma: NuLev

-        Wyeth: Alavert


                                 [6 PICTUERS]


[AAIPHARMA LOGO]                      10                            [CIMA LOGO]

PROPRIETARY PRODUCTS                                                  [GRAPHIC]


MUCH LIKE WE FOUND, CIMA HOPES TO ACHIEVE GREATER PROPORTION OF ECONOMIC VALUE OF THE COMPOUND BY:

-        SELECTING, FUNDING, DEVELOPING PRODUCTS AND SECURING FDA APPROVALS

-        BUILDING CLINICAL AND REGULATORY EXPERTISE

-        MAJOR PROJECT IS PAIN PRODUCT, ORAVESCENT FENTANYL


[AAIPHARMA LOGO]                      11                            [CIMA LOGO]

ORAVESCENT(R) FENTANYL                                                [GRAPHIC]


-        THERAPY FOR BREAKTHROUGH CANCER PAIN

-        FASTER AND GREATER ABSORPTION THAN LEADING TRANSMUCOSAL TREATMENT

-        PHASE III TRIALS SCHEDULED FOR Q3 2003

-        FDA FILING PLANNED Q4 2004

-        GREAT FIT WITH AAIPHARMA'S FOCUS IN PAIN MANAGEMENT


[AAIPHARMA LOGO]                      12                            [CIMA LOGO]

CURRENT GMP MANUFACTURING                                             [GRAPHIC]


-        Modern 75,000 square foot facility


                                    [PHOTO]


                                    [PHOTO]


-        In-house production and  packaging capabilities

-        Two production lines

-        Annual manufacturing capacity exceeds 500 million tablets

-        Second manufacturing site with bottling capabilities in 2003


[AAIPHARMA LOGO]                      13                            [CIMA LOGO]

CIMA SUMMARY                                                          [GRAPHIC]


WORLDWIDE LEADER IN SPECIALTY PHARMACEUTICALS


-        PROPRIETARY ODT TECHNOLOGIES

-        SIX SUCCESSFUL COMMERCIAL ODT PRODUCTS

-        PROVEN COMMERCIAL MANUFACTURER

-        ROBUST PIPELINE OF PARTNERED AND PROPRIETARY PRODUCTS

-        HISTORY OF CONSISTENT REVENUE AND EARNINGS GROWTH

         -        $47 million in 2002 operating revenues

         -        57% compound annual revenue growth past five years


[AAIPHARMA LOGO]                      14                            [CIMA LOGO]

                          AAIPHARMA AND CIMA ANNOUNCE
                           MERGER TO CREATE A LEADING
                           SCIENCE-BASED, SPECIALTY
                            PHARMACEUTICAL COMPANY


-------------------------------------------------------------------------------


                                AUGUST 5, 2003

STRATEGIC ACCELERATION
--------------------------------------------------------------------------------



Increases Growth     Broadens R&D Capacity       Enhances Corporate        Strategic         Drives Near
Opportunities                 &                  Profile                   Synergies         & Long-Term
                     Manufacturing Operations                                                Financial Returns


(AAIPHARMA LOGO)                                                    (CIMA LOGO)

INCREASES GROWTH OPPORTUNITIES                                        [GRAPHIC]


-        Application of CIMA ODT technology to aaiPharma products

- Capture full value of CIMA proprietary product pipeline and accelerate aaiPharma pipeline

-        Acceleration of new product development through larger R&D budget

-        Enables additional brand acquisitions

- Broader exposure of CIMA technologies through Development Services sales force


[AAIPHARMA LOGO]                      17                            [CIMA LOGO]

BROADENS R&D AND MANUFACTURING CAPABILITIES                           [GRAPHIC]


-        Expansion of scientific and technical bases

         -        Advances pipeline of proprietary products

                  - Dedicated science-base of 1000+ scientists and researchers built on strong drug development capabilities

                  -        Over 175,000 square feet of R&D facilities

         -        Increases investment in R&D

                  - Positioned to develop additional proprietary products

                  -        Expected 2004 R&D budget in excess of $30 million


[AAIPHARMA LOGO]                      18                            [CIMA LOGO]

BROADENS R&D AND MANUFACTURING CAPABILITIES                           [GRAPHIC]


-        ODT PRODUCTS ON THE MARKET

TECHNOLOGIES                            PATENT EXCLUSIVITY              PRIMARY FUNCITON               PARTNER PRODUCTS
-  OraSolv(R)                                  2010                Taste-masking, broader range        [Remeron SolTab (R) Logo]
                                                                   of activities and dosage levels

-  DuraSolv(TM)                                2018                More compactable formulation,       [Alavert (R) Logo]
                                                                   more flexible, less expensive       [NuLev (R) Logo]
                                                                   packaging

-  PakSolv(TM)                                 2017                Blister packaging process and       [Zomig (R) Logo]
                                                                   materials


[AAIPHARMA LOGO]                      19                            [CIMA LOGO]

BROADENS R&D AND MANUFACTURING CAPABILITIES                           [GRAPHIC]


TECHNOLOGIES                            PATENT EXCLUSIVITY                           PRIMARY FUNCITON
-  ProSorb(R)                                  2019                -  Very rapid delivery of drugs orally - e.g., 18 minutes

-  ProSlo(TM)                                  2018                -  Delivers single or combination drug predictably over a
                                                                      long period, having an immediate and extended release
                                                                      component

-  ProCore(TM)                                 2007                -  Slowly releases drugs over an extended period -
                                                                      e.g., 24 hours

-  ProSpher(TM)                                2018                -  A single injection releases drugs for up to six months

-  ProLonic(TM)                                2016                -  An oral dose that delivers drugs at specific times in
                                                                      the colon

-  ProMelt(TM)                                 2019                -  A tablet that dissolves and disintegrates in your mouth in seconds but allows the release to be up to 24 hours

-  OraVescent(R)                               2019                -  Oral transmucosal delivery system


[AAIPHARMA LOGO]                      20                            [CIMA LOGO]

BROADENS R&D AND MANUFACTURING CAPABILITIES                           [GRAPHIC]


-        Technologies for Potentially Creating Branded Proprietary Drugs


DARVON(R)/DARVOCET(TM)          -->     ORASOLV(R)

METHADONE                       -->     ORASOLV(R)

FENTANYL                        -->     ORAVESCENT(R)

OMEPTRAZOLE                     -->     ORASOLV(R)


[AAIPHARMA LOGO]                      21                            [CIMA LOGO]

BROADENS R&D AND MANUFACTURING CAPABILITIES                           [GRAPHIC]


-        Expands manufacturing capabilities and capacity

         -        Oral and injectable dose production facilities

         -        1 billion blister tablet capacity in 2004

         -        950 million bottle tablet capacity by 2004

         -        75,000 liters of sterile product annually

- Over 190,000 square feet of sterile and non-sterile production facilities

         -        Eden Prairie, MN

         -        Brooklyn Park, MN

         -        Wilmington, NC

         -        Charleston, SC


[AAIPHARMA LOGO]                      22                            [CIMA LOGO]

ENHANCES CORPORATE PROFILE                                            [GRAPHIC]


-        Increases market capitalization

-        Improves share liquidity

-        Expands shareholder base

-        Provides financial flexibility

-        Diversifies revenue stream

-        Leverages experienced management team and highly skilled workforce

         -        Employees (approx.): 1,500

                  -        R&D: 1,000

                  - Sales & Marketing: 200 (pharmaceutical and development)


[AAIPHARMA LOGO]                      23                            [CIMA LOGO]

STRATEGIC SYNERGIES                                                   [GRAPHIC]


-        Estimated Annual Synergies:

         -        2004 Between $8 million and $10 million

         - 2005 Between $18 million to $20 million, increasing thereafter

- Economies of scale in manufacturing from increased capacity utilization

-        Greater leverage of both companies' R&D expertise and infrastructure

- Elimination of public company costs and rationalization of general & administrative operations

-        Sales of CIMA technologies through aaiPharma's existing sales force

-        In-sourcing from CIMA partners using our R&D capabilities


[AAIPHARMA LOGO]                      24                            [CIMA LOGO]

DRIVES NEAR & LONG-TERM FINANCIAL RETURNS                             [GRAPHIC]


- Establishing 2004 Holding Company revenue guidance of $405 to $415 million

         -        2003-2006 CAGR Revenue Growth of 18% to 20%

-        Establishing 2004 Holding Company EPS guidance $1.25 to $1.30

         -        2003-2006 CAGR EPS Growth of 25% to 30%


[AAIPHARMA LOGO]                      25                            [CIMA LOGO]

MANAGEMENT TEAM WITH EXTENSIVE INDUSTRY EXPERIENCE                    [GRAPHIC]


OFFICER                          TITLE                         BACKGROUND

FREDERICK SANCILIO               Chairman                      Founded aaiPharma in 1979.
                                                               aaiPharma:  Chairman and Chief Scientific Officer
                                                               Prior Experience: Burroughs-Wellcome

STEVEN RATOFF                    Vice Chairman                 CIMA:  Chairman of the Board, Interim Chief Executive Officer.
                                                               Prior Experience: MacroMed, Brown-Forman, BMS

PHILIP TABBINER                  CEO                           aaiPharma:  President and CEO
                                                               Prior Experience: Bayer, DuPont Merck

WILLIAM GINNA                    CFO                           aaiPharma: Chief Financial Officer and Executive Vice President.
                                                               Prior Experience: London International Group, Athlone Industries

VIJAY AGGARWAL                   President,                    aaiPharma: President, aaiPharma Development Services
                                 Development Services          Prior Experience: Quest Diagnostics, SmithKline Beecham

JOHN HONTZ                       President,                    CIMA:  Chief Operating Officer
                                 CIMA                          Prior Experience: Glaxo Wellcome, Burroughs-Wellcome

DAVID HURLEY                     President, Pharmaceuticals    aaiPharma: President, Pharmaceuticals
                                                               Prior Experience: Geneva Pharmaceuticals, Novartis, Baxter

GEORGE VAN LEAR                  President, R&D                aaiPharma: President, R&D
                                                               Prior Experience: Senetek, Glaxo Wellcome


[AAIPHARMA LOGO]                      26                            [CIMA LOGO]

TRANSACTION SUMMARY                                                   [GRAPHIC]


- Stock-for-stock exchange, tax-free transaction (subject to IRS notification)

-        Holding company transaction structure

         - At closing, all aaiPharma and CIMA shareholders will receive shares in a newly formed public company

         -        1.000 Holding Company shares for each aaiPharma share

         -        1.3657 Holding Company shares for each CIMA share

-        Share ownership (fully diluted)

         -        aaiPharma 59.4%

         -        CIMA 40.6%

-        Approved and recommended by both aaiPharma and CIMA Boards

- At closing, there will be 8 directors of the Holding Company; 4 current aaiPharma directors and 4 current CIMA directors. Prior to the closing, aaiPharma will designate 3 of its directors who are independent and CIMA will designate 2 of its directors who are independent and these 5 independent directors shall select, after the closing, between one and three additional directors to the board of directors of Holding Company.

-        Next steps

         -        Hart-Scott-Rodino filings

         -        Special shareholder meetings for both companies--Q4 2003

         -        Closing anticipated in Q4 of 2003


[AAIPHARMA LOGO]                      27                            [CIMA LOGO]

COMPELLING MERGER OF
COMPLEMENTARY BUSINESSES                                               [GRAPHIC]

Strategic and cultural fit

Diverse portfolio of brands, technologies and partnered products

Substantial R&D and manufacturing expertise

Strong and flexible financial position

Experienced management team

Compelling synergies expected




[AAIPHARMA LOGO]                       28                            [CIMA LOGO]

ADDITIONAL INFORMATION AND WHERE TO FIND IT                            [GRAPHIC]

- Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. INVESTORS OF AAIPHARMA AND CIMA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SCARLET HOLDING CORPORATION, CIMA, AAIPHARMA AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO.

- aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

- Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.


[AAIPHARMA LOGO]                       29                            [CIMA LOGO]
                                 aaiPHARMA(TM)
                       DEVELOPING CHEMISTRY INTO MEDICINE



                               Within the SCIENCE
                               lies the MEDICINE
                          that will CHANGE a life.(TM)

                                                               [AAIPHARMA LOGO]




                            "WE ARE A SCIENCE-BASED

                                   SPECIALTY

                                 PHARMACEUTICAL

                                   COMPANY."

                                                               [AAIPHARMA LOGO]




THE AAIPHARMA WORLD . . .

        -        Wilmington, NC

                  -        8 Sites in Wilmington, including HQ, Labs and
                           Manufacturing

-        RTP, NC

-        Charleston, SC

-        Natick, MA

-        North Brunswick, NJ

-        Kansas City, KS

                                   [PICTURE]

-        Neu Ulm, Germany

-        Ontario, Canada

-        Bois Colombes, France

-        Arnhem, The Netherlands

                                                               [AAIPHARMA LOGO]



AAIPHARMA'S HERITAGE

- aaiPharma was founded in 1979 by Dr. Frederick Sancilio as Applied Analytical Industries Inc. (AAII)

- His vision was, from the very beginning, to create a different kind of pharmaceutical company

- He started with analytical testing services and by the late '90s built a leading provider of drug development services - AAI Development Services

- At the end of 2000, he stated the intent to transform to a specialty pharmaceutical company

- Today, we are a thriving, science-based specialty pharma company - aaiPharma

                                                               [AAIPHARMA LOGO]


STRATEGIC FOCUS

DRIVE REVENUE GROWTH THROUGH ACQUISITIONS AND COMMERCIALIZATION OF PIPELINE PRODUCTS


         1. THERAPEUTIC FOCUS PAIN MANAGEMENT, CRITICAL CARE, AND GASTROINTESTINAL DISEASES

         2. ACQUISITION OF ESTABLISHED BRANDS PROVIDES IMMEDIATE PRESENCE IN FOCUS THERAPEUTIC AREAS

         3. BROAD RANGE OF RESEARCH AND DRUG DEVELOPMENT CAPABILITIES DRIVE COMMERCIALIZATION OF PIPELINE

                                                               [AAIPHARMA LOGO]



RECENT ACCOMPLISHMENTS

-        ACQUIRED A UNIQUE DARVOCET(TM) LINE EXTENSION FROM ATHLON
         PHARMACEUTICALS

-        LAUNCHED DARVON(R) COMPOUND 32

- ACQUIRED EXCLUSIVE RIGHTS TO AN INJECTABLE CII PAIN MANAGEMENT METHADONE PRODUCT FROM ROXANE LABS

-        ANNOUNCED A CO-PROMOTION ALLIANCE WITH SICOR FOR CALCITRIOL INJECTION
         VIAL

-        COMMERCIALLY LAUNCHED AZASAN(TM) (75 MG/100 MG) AND CALCITRIOL
         INJECTION VIAL

-        SUBMITTED NDA FOR M.V.I. ADULT(TM) TO FDA

                                                               [AAIPHARMA LOGO]


PLANNED MILESTONES 2003-2005

-        FDA APPROVAL OF AND LAUNCH OF UNIQUE DARVOCET(TM) LINE EXTENSION

-        2 DARVON(R)/DARVOCET-N(R) LINE EXTENSIONS IN EACH OF 2004 AND 2005

-        COMMERCIAL LAUNCH OF M.V.I. ADULT(TM) IN 2004

-        SNDA FILING ON A NEW M.V.I.(R) LINE EXTENSION IN 2003

                                                               [AAIPHARMA LOGO]

EXECUTIVE MANAGEMENT TEAM



EXECUTIVE OFFICER               POSITION            PRIOR HEALTHCARE EXPERIENCE
-----------------               --------            ---------------------------

Frederick D. Sancilio, Ph.D.    Chairman       .    Founder of aaiPharma, and positions
                                & CSO               with Burroughs-Wellcome, Schering-Plough and
                                                    Hoffmann-Roche

Philip S. Tabbiner, D.B.A.      President           Executive positions with Bayer Diagnostics,
                                & CEO               Bayer Corp., Chiron Diagnostics, Dupont
                                                    Merck-Pharmaceuticals and Radiopharm

William L. Ginna, Jr.           EVP & CFO           CFO London International Group, Americas

David M. Hurley                 President           Executive positions with HealthNexis, Novartis
                                Pharmaceuticals     (Geneva Pharmaceuticals and Novartis
                                                    Nutritional Corp.)

George E. Van Lear, Ph.D.       President,          Senetek PLC, DPT Technologies, Glaxo
                                R&D

Vijay Aggarwal, Ph.D.           President           President Quest Diagnostic Ventures,
                                AAI Int'l           SmithKline Beecham, Bio Science Laboratories

                                                                [AAIPHARMA LOGO]



                                    AAIPHARMA

                                   INNOVATION


           AAI Development Services                R&D


     Realization                                        Commercialization



                                     Pharma
                                    Division

                                                               [AAIPHARMA LOGO]




THERAPEUTIC FOCUS AREAS

-        Current Focus:

         -        Pain Management

         -        Critical Care


-        Pipeline Opportunities:

         -        Gastrointestinal Diseases

                                                               [AAIPHARMA LOGO]


FOCUS: PAIN MANAGEMENT
                                                                       [PHOTO]

-        aaiPharma Portfolio of Brands:

         -        Darvon(R) and Darvocet-N(R) Family of Products

                  -        Two line extensions in process for launch in 2003

         -        ProSorb-D(TM)

                  -        Phase III clinical trials

         -        Evaluating Novel CII & CIII Products

                                                                [AAIPHARMA LOGO]

PAIN MANAGEMENT PIPELINE


                                   PRE-CLINICAL    PHASE I         PHASE II        PHASE III       PRE-FILING      SUBMITTED TO FDA

DARVON(R)/DARVOCET-N(R) L.E. #1         -             -                -               -                -

DARVON(R)/DARVOCET-N(R) L.E. #2         -             -                -               -                -


PROSORB-D(TM)                           -             -                -               -


DARVON(R)/DARVOCET-N(R) L.E. #3         -             -                NR              NR


DARVON(R)/DARVOCET-N(R) L.E. #4         -             -                NR              NR


DARVON(R)/DARVOCET-N(R) L.E. #5         -             -


DARVON(R)/DARVOCET-N(R) L.E. #6         -

                                                                [AAIPHARMA LOGO]


FOCUS: CRITICAL CARE


                                    [PHOTO]


         -        aaiPharma Portfolio of Brands:

                  -        M.V.I.(R) Family of Products

                  -        Aquasol(TM) Family of Products

                  -        Brethine(R)

                  -        Azasan(TM)

                           - Proprietary brand of azathioprine, most comprehensive line of dosage forms on the market today

                           -        50 mg, unique 75 mg and 100 mg dosages

                  -        Calcitriol Injection

                           -        Injectable vitamin D product in vial form

                           -        Shared market exclusivity

Critical Care Pipeline                                         [AAIPHARMA LOGO]


                                Pre-clinical      Phase I     Phase II     Phase III     Pre-filing     Submitted to FDA

M.V.I. ADULT(TM)                ---------------------------------------------------------------------------------

M.V.I.(R)L.E.                   --------------------------------------------------------------

BRETHINE(R)L.E. #1              --------------------------------------------------------------

Gastrointestinal (GI) Pipeline                                 [AAIPHARMA LOGO]


                                Pre-clinical      Phase I     Phase II     Phase III     Pre-filing     Submitted to FDA

ECABET (TAL JV)                 ----------------------------------

MESALAMINE (PROLONIC(TM))       -------

6-OMEPRAZOLE (PROMELT(R))       -------

Research & Development                                         [AAIPHARMA LOGO]


-        Uniquely positioned R&D platform consisting of:

         -        INTELLECTUAL PROPERTY

         -        PROPRIETARY DRUG DELIVERY TECHNOLOGIES

         -        NEAR TERM PIPELINE OF BRANDED LINE EXTENSIONS

         -        LONGER TERM DRUG DEVELOPMENT PROGRAMS

- Drug development joint venutre with Tanabe provides access to drug discovery and novel chemical entities

Proprietary Drug Delivery Technologies                         [AAIPHARMA LOGO]


PROSORB(R)        Very rapid delivery of drugs orally - e.g., 18 minutes

PROSLO(TM)        Delivers single or combination drugs predictably over a long time period, having an immediate and extended release component

PROCORE(TM)       Slowly releases drugs over an extended period - e.g., 24
                  hours

PROSPHER(TM)      A single injection releases drugs for up to six months

PROLONIC(TM)      An oral dose that delivers drugs at specific times in the
                  colon

PROMELT(TM)       A tablet that disappears in your mouth in seconds but allows the release to be up to 24 hours

AAI Development Services                                       [AAIPHARMA LOGO]


FORMULATIONS DEVELOPMENT            Development of oral solid, liquid and
                                    parental dosage forms employing proprietary and non-proprietary techniques

CLINICAL MANUFACTURING              Manufacturing and distribution of blinded
                                    clinical trial supplies. Small to medium sized manufacturing of solid, liquid and parental dosage forms

ANALYTICAL SERVICES                 Method development and validation, drug
                                    product and ingredient testing,
                                    microbiological support, stability storage
                                    & studies, technical support and problem solving

BIOPHARMACEUTICAL SERVICES          BA/BE clinical services, bioanalytical
                                    testing and biotechnology analysis and
                                    synthesis

STATISTICAL SERVICES                Full range of data compilation and data
                                    management, including bio-statistical and pharmacokinetic analysis

PHASE I - IV CLINICAL SERVICES      Full range of Phase I-IV clinical services
                                    to customers in the pharmaceutical,
                                    biotechnology and medical device industries

REGULATORY AND CONSULTING SERVICES  Consulting services with respect to regulatory affairs, quality compliance and physical and process validations

Proven Track Record                                            [AAIPHARMA LOGO]


-        3500+ compounds

-        400+ bioanalytical assays

-        3000+ clinical studies

-        50 active dosage form development projects

-        55+ regulatory filings

Development Services is Aligned with Strategy                  [AAIPHARMA LOGO]


-        Develop and enhance product knowledge

-        Apply expertise to internal pipeline

-        Foster business to business relationships

-        Facilitate product acquisitions

Client Service Areas                                           [AAIPHARMA LOGO]


-        Process improvement and revalidation

-        Rescue programs

         -        Assisting clients with FDA consent decree compliance

-        Comprehensive Product Development

         -        Medicis Agreement

Select Client List                                             [AAIPHARMA LOGO]


          [Astra Zeneca Logo] [Bayer Logo] [Aventis Logo] [Merck Logo]

     [Johnson & Johnson] [Bristol Myers Squibb Company Logo] [Novartis Logo]

             [Osuka Logo] [Lilly Logo] [Teva Pharmaceuticals Logo]
                 [Novo Nordisk Logo] [Abbott Laboratories Logo]

[Schering-Plough Logo] [Sanofi-Synthetelabo Logo] [American Home Products
                               Corporation Logo]

         [BASF Logo] [Elan Logo] [Glaxo Smith Kline Logo] [Roche Logo]

                             FINANCIAL HIGHLIGHTS


                                    [PHOTO]

Fiscal Year 2002


                              2001                2002           % GROWTH

TOTAL REVENUE               $141.1M             $230.5M             63%

GROSS PROFIT                  70.7               145.2             105%

INCOME FROM
OPERATIONS                    13.2                55.4             320%

NET INCOME                     5.9                22.7(1)          285%

DILUTED EPS                  $0.32               $1.20(1)          275%


1        Before extraordinary loss

                                                                [AAIPHARMA LOGO]
Total aaiPharma Net Revenues


                                    [CHART]
                                 aaiPharma(TM)
                      -----------------------------------
                      DEVELOPING CHEMISTRY INTO MEDICINE


                               Within the SCIENCE
                                        Lies the MEDICINE
                          that will CHANGE a life.(TM)


                                       55